Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of (i) our report dated March 24, 2017 with respect to our audits of the consolidated financial statements of Reven Housing REIT, Inc. (the “Company”) for the years ended December 31, 2016 and 2015, (ii) our report dated February 3, 2017 with respect to our audit of the statement of revenues over certain operating expenses of the Houston 97 Homes for the year ended December 31, 2015; and (iii) our report dated May 5, 2017 with respect to our audit of the statement of revenues over certain operating expenses of the Birmingham 69 Homes for the year ended December 31, 2016, all included in Amendment No. 2 to the Registration Statement (Form S-11, No. 333-217722) of the Company and related Prospectus for the registration of $57,500,000 in shares of its common stock.

Newport Beach, California

July 28, 2017